Exhibit 8.1.3

McKee Nelson LLP

5 Times Square

New York, New York 10036

Telephone: (917) 777-4200

Facsimile: (917) 777-4299

October 25, 2002

Credit Suisse First Boston Corporation

11 Madison Avenue

New York, New York 10010

U.S. Bank National Association

180 East Fifth Street

St. Paul, Minnesota 55101

Standard & Poor’s Ratings Service,

a division of The McGraw-Hill Companies, Inc.

55 Water Street

41st Floor

New York, New York 10041

Fitch, Inc.

One State Street Plaza, 31st Floor

New York, New York 10004

Moody’s Investors Services

99 Church Street

New York, New York 10007

Re:

Asset Backed Securities Corporation

Home Equity Loan Trust, Series 2002-HE3

Asset Backed Pass-Through Certificates, Series 2002-HE3

Ladies and Gentlemen:

We have acted as special counsel for Asset Backed Securities Corp., a Delaware corporation (the “Company”), in connection with the issuance of the Asset Backed Pass-Through Certificates of the above-referenced Series (the “Certificates”) pursuant to a Pooling and Servicing Agreement, dated as of October 1, 2002 (the “Pooling Agreement”), among the Company, as depositor (the “Depositor”), U.S. Bank National Association, as trustee (the “Trustee”), Federal National Mortgage Association (“Fannie Mae”), as guarantor of the Class I-A And Class I-AIO Certificates (the “Guarantor”) and Long Beach Mortgage Company (“Long Beach”), as servicer (the “Servicer”).

The Certificates will consist of ten classes and will represent the entire beneficial ownership interest in a trust consisting primarily of a pool of conventional, fully-amortizing, fixed-rate and adjustable-rate mortgage loans (the “Mortgage Loans”), secured by first liens and second liens on residential properties.  Capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Pooling and Servicing Agreement.

We have examined such documents and records and made such investigations of such matters of law as we have deemed appropriate as a basis for the opinions expressed below.  Further, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals.

Based upon the foregoing, we are of the opinion that:

As of the Closing Date, each REMIC created pursuant to the Pooling and Servicing Agreement will qualify as a REMIC within the meaning of Section 860D of the Internal Revenue Code of 1986, as amended (the “Code”), assuming (i) an election is made to treat the assets of each REMIC as a REMIC, (ii) compliance with the Pooling and Servicing Agreement, and (iii) compliance with changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder.  The Regular Interest Certificates represent ownership of regular interests in the REMIC.  The Class R Certificates represent ownership of the sole class of residual interest in each REMIC created pursuant to the Pooling and Servicing Agreement.

The opinion set forth in the preceding paragraph is based upon the existing provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time.  Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based.  The opinions expressed herein are limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the documents relating to the transaction.

In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal laws of the United States of America and the laws of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Report on Form 8-K dated the date hereof.

Very truly yours,

/s/ MCKEE NELSON LLP
MCKEE NELSON LLP